UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: September 2020

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On September 10, 2020, Therapix Biosciences Ltd. (the “Company”) convened a Special General Meeting of Shareholders, however, the meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Special General Meeting of Shareholders will be reconvened on Thursday, September 17, 2020 at 4:00 p.m. (Israel time) at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608, Israel.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: September 10, 2020	By	/s/ Amitay Weiss
	Name:	Amitay Weiss

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